DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/4/08
1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein
2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
7. SOLE VOTING POWER
2,318,306
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
2,318,306
10. SHARED DISPOSITIVE POWER
0
 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,318,806
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
20.84%
14. TYPE OF REPORTING PERSON
IA
Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Claymore/Raymond James SB-1 Equity Fund ("RYJ" or the "Issuer"). The principal executive offices of RYJ are located at 2544 Corporate West Drive, Lisle IL 60532.
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors General Partnership ("BIGP"), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.
During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each of the above are United States citizens.
ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of the Issuer have been accumulated on behalf of BIGP and other managed accounts.
ITEM 4. PURPOSE OF TRANSACTION
The group owns more than 20% of the Fund?s outstanding shares. As a result, the filing persons are required to file a schedule 13D. The filing persons acquired their shares for investment purposes. They recently proposed to the Fund?s management that before the 2008 annual shareholder meeting is called it should consider whether the automatic open-end fund conversion provision should be modified in light of the Fund?s persistent trading discount (which has hovered at about 10%) since the commencement of the provision?s measurement period in October 2007.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Annual report dated August 31, 2007 there were 11,122,822 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.
a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 2,318,306 shares of RYJ or 20.84% of the outstanding shares.
b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.
c) During the past 60 days the following shares of RYJ were purchased, unless previously reported (there were no sales):

trade date	# shares	Price ($)
12/17/2007	36700	18.695
12/18/2007	16400	18.5446
12/20/2007	1300	18.65
12/26/2007	11195	17.7776
12/27/2007	15500	17.7517
1/2/2008	9,720	17.2756
1/4/2008	3,000	16.6417
1/7/2008	1,000	16.4000
1/8/2008	5,000	16.3200
1/9/2008	6,200	15.8666
1/11/2008	6,050	16.0792
1/14/2008	1,325	16.0306
1/15/2008	9,500	15.8316
1/16/2008	9,100	15.6586
1/17/2008	11,500	15.6987
1/18/2008	12,400	15.1958
1/22/2008	1,200	14.8000
1/22/2008	25,000	15.0991
1/23/2008	25,000	14.8026
1/24/2008	25,000	15.7656
1/25/2008	7,400	15.7396
1/28/2008	4,351	15.8839
1/29/2008	4,300	16.0633
1/30/2008	2,050	15.9951
1/31/2008	5,055	15.8722
2/1/2008	9,300	16.4865
2/4/2008	17,700	16.5288
2/5/2008	13,500	16.1730
2/6/2008	1,800	15.8400
2/7/2008	100	15.7500
2/8/2008	5,000	15.9854
2/11/2008	7,900	16.1448
2/12/2008	11,853	16.2759
2/13/2008	23,000	16.4373
2/14/2008	25,000	16.3307
d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: 2/15/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP